Exhibit 99.7

CONSENT OF THOMAS E. DARDEN

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the Proxy Statement/Prospectus constituting a part thereof, and all amendments thereto.

/S/ THOMAS E. DARDEN
Thomas E. Darden

Chicago, Illinois

September 24, 2004